GUARDIAN NEWS

Friday, July 23, 1999

Contact:       Mary McElrath-Jones at Guardian
               212.598.1390
               mary_mcElrath-Jones@glic.com

Illinois, Wisconsin Approve Guardian's Acquisition of First Commonwealth

          New York, NY -- The Guardian Life Insurance Company of America today announced that it has received regulatory approval from the Illinois Department of Insurance and the Wisconsin Commissioner of Insurance for its tender offer for shares of First Commonwealth, Inc. (NASDAQ: FCWI).

          Illinois, where First Commonwealth is headquartered, informed Guardian on July 22 that the acquisition satisfied that state's insurance laws. Wisconsin's approval, effective July 16, was received today. Illinois and Wisconsin are the first two states in which the transaction is being reviewed to grant approval. Regulatory review in the remaining states is proceeding in the normal course. Guardian's executives have participated in hearings held by the Missouri and Arizona insurance regulatory authorities and Guardian is awaiting regulatory approval in each of those states.

          At the close of trading in New York on Friday, July 23, 1999, 3,399,759 shares of common stock of First Commonwealth had been validly tendered in connection with the offer. The tendered shares represent 91.1% of the outstanding shares of First Commonwealth common stock (or approximately 84.3% of such shares on a fully diluted basis).

          Based in Chicago, First Commonwealth is the Midwest's leading dental managed care carrier. In addition to dental managed care plans, First Commonwealth offers indemnity and dental PPO products. First Commonwealth had annual revenues of approximately $64 million in 1998 and covers 680,000 members as of March 31, 1999.

          One of the nation's oldest and largest mutual insurers, Guardian and its subsidiaries offer a full range of financial products and services, including individual life and disability income insurance, employee benefits, pensions, funding vehicles for 401(k) plans and asset-accumulation products. It employs over 5,000 people nationwide in its New York corporate office and four regional offices in Bethlehem, PA, Appleton, WI, Spokane, WA and Norwell, MA. Approximately 3,300 Guardian agents distribute Guardian products nationwide. As of December 31, 1998, Guardian had consolidated assets of $25.9 billion.